Progressive Wealth Management Since 1990

Shareholder Rebuttal to Intel Corporation Opposition Statement

Regarding Assessing Inclusion in the Workplace

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Intel Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Intel Should Evaluate Company Culture Factors

Affecting Diversity

Intel shareowners are encouraged to vote FOR proposal #6:

RESOLVED: Shareholders request the Board of Directors oversee an independent third-party audit analyzing whether written policies or unwritten norms at Intel reinforce racism in company culture, and report to shareholders on planned remedies the Board intends to take in response.

Intel’s efforts to tackle systemic racism are clearly just beginning.

The Company’s own data suggest a need for closer examination of whether attrition of Black and Latinx employees is high compared to white employees, and if so, why. The Company’s demographic representation data, reproduced below, illustrate that employees of color are represented in higher proportions in lower, entry level positions than in director or executive level leadership positions.

The Proponent believes these data demonstrate that Company’s practices on diversity have not determined the root cause of persistently low diversity, and that a closer look at company culture may reveal whether Intel is losing diverse talent. Because diversity has been clearly linked to higher profitability, the Proponent contends that these deficiencies remain a business risk for Intel.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

In 2019, the “Broken Rung Theory”1 was introduced to point out the idea that in order for underrepresented groups to reach parity at high levels of the corporate ladder, we must address the reasons that certain groups are held back from climbing the corporate ladder (due to the broken rungs on their ladder).

Below, we can see from Intel’s own data that the company’s lower ranks tend to be much more diverse than roles with higher responsibility and pay. The Proponent believes that Intel has yet to determine and address why its talented employees of color at entry level positions appear to have “broken rungs” and fail to move up the corporate ladder.

Intel Workforce Diversity by Level of Employment

Entry level employment at Intel by race/ethnic group Director level employment at Intel by race/ethnic group Executive level employment at Intel by race/ethnic group

Data and graphics from Intel’s Global Diversity and Inclusion website, Oct. 1, 2020.

Mark-up (colored boxes and lines) by NorthStar Asset Management to illustrate the disparity between entry-level job diversity and much higher-level jobs’ lack of diversity.

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1 https://leanin.org/women-in-the-workplace-report-2019/glass-ceiling-and-the-broken-rung

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Company data implies higher attrition in diverse employee groups.

Intel reports that at the executive level, only 2% of employees are Black and 5.6% are Hispanic/Latinx, as noted in the images above. In comparing data from lower levels of the company, the Proponent believes that it is clear the Company needs to examine exactly why most Black and Hispanic employees are unable to attain promotions to the highest levels of the company, and why Native American and Pacific Islander employee statistics remain incredibly low throughout all levels of the company. The Proponent also notes that while Asian employees are not an underrepresented group at the company, it appears that Asian employees are also not represented at the highest levels of the company at rates similar to the group’s representation at entry level.

In fact, the Proponent notes that the only racial group that appears to experience an increase in representation when comparing entry level to director and executive levels is the white group.

Company culture is a powerful force that may not be visible in standard diversity data.

Tema Okun, veteran racial justice organizer, explains that “[c]ulture is powerful precisely because it is so present and at the same time so very difficult to name or identify” and that certain standards are “damaging because they are used as norms and standards without being proactively named or chosen by the group. They are damaging because they promote white supremacy thinking. Because we all live in a white supremacy culture, these characteristics show up in the attitudes and behaviors of all of us – people of color and white people. Therefore, these attitudes and behaviors can show up in any group or organization...”

Written policies along with unwritten norms of behavior, appearance, and styles of communication or speech are aspects of company culture and can create a difficult-to-grasp cultural hierarchy at the company. Inability to adhere to unwritten norms can create inequities between employees and can affect promotion and upward mobility, disciplinary action, and even an employee’s comfort level in taking advantage of offered benefits.

Karen Brown, the founder and managing partner of Bridge Arrow, a diversity and inclusion management consulting firm, indicated in a 2018 Harvard Business Review article that “[e]mployees who differ from most of their colleagues in religion, gender, sexual orientation, socio-economic background, and generation often hide important parts of themselves at work for fear of negative consequences. We in the diversity and inclusion community call this ‘identity cover,’ and it makes it difficult to know how they feel and what they want, which makes them vulnerable to leaving their organizations.”2

Further, code-switching – a kind of behavioral adjustment of “one’s style of speech, appearance, behavior, and expression in ways that will optimize the comfort of others in exchange for fair treatment, quality service, and employment opportunities” – has been found to have significant implications for Black employees’ “well-being, economic advancement, and even physical survival.”3

Employees whose “working identities” differ from the majority group often feel compelled to counter cultural stereotypes associated with their identities. An article in The Atlantic entitled “Being Black—but Not Too Black—in the Workplace” by Adia Harvey Wingfield, professor of sociology at Washington University in St. Louis, examines the taxing nature of being a minority professional. This article asks, “Do diversity and inclusion initiatives take into consideration how minorities placed in those environments feel? How can policies create not just more equitable hiring processes, but address the emotional toll of being a racial minority in a professional work setting?”

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2 https://hbr.org/2018/12/to-retain-employees-focus-on-inclusion-not-just-diversity

3 https://hbr.org/2019/11/the-costs-of-codeswitching

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The Proponent contends that Intel’s self-reported data illustrate that further examination is needed to identify what policies, practices, or unwritten norms may be hindering retention and/or promotion of diverse employees, perhaps due to an overly-taxing environment, extreme emotional toll, need for excessive code-switching, or inequitable promotion practices.

Intel’s 2030 RISE goals only touch the surface of implementing DEI measures.

While the company has set goals related to fostering inclusivity in the workforce and increasing ethnic and racial representation in senior leadership, it has not reported if or how it intends to address corporate culture issues that may be the root problem. The Proponent believes that long-term value creation could be advanced through an analysis of whether and how systemic racism is embedded in company culture, policies, and procedures. The failure to examine company culture for systemic racism may hinder the company’s ability to achieve its RISE goals.

Inclusion@Intel, Intel’s training portal that covers what inclusive practices look like in the everyday work environment, is Intel’s strategy to foster inclusivity. However, the Proponent believes that it only reaches the surface of the issue. The program’s training involves topics related to “inclusive leaders, inclusion training, sharing of best practices, videos, podcasts, and scenario cards that can be used to encourage critical conversations.”4 The Proponent believes this is surface-level work and the Proposal’s suggestions would encourage the company to address issues such as identifying and mitigating power dynamics created by racial hierarchy, the pressure to code-switch in the workplace, or identify further opportunities to create equitable programs that could lead to measurable progress on diversity in the higher ranks.

The Proponent believes that the company’s inclusive hiring practices are not sufficient as they appear to primarily rely upon unconscious bias training. Research has shown that “unconscious bias training is at best ineffective and at worst it serves to reinforce the biases people hold.”5 Thus, without addressing company culture as it relates to unwritten norms and racial hierarchy, the Proponent believes that it may continue to be difficult for Intel to retain employees of color.

As reported by the company’s 2020 CSR Report, Intel’s turnover data indicate that African American employees leave the company at higher rates than other historically marginalized groups and at higher rates than the overall turnover rate. The Proponent believes these data clearly demonstrate a need to assess systemic racism in corporate culture.6

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4 http://csrreportbuilder.intel.com/pdfbuilder/pdfs/CSR-2020-21-Full-Report.pdf#page=45

5 https://www.forbes.com/sites/michelleking/2020/11/10/unconcious-bias-training-does-not-work-heres-how-to-fix-it/?sh=6bbefa0363f0

6 Intel 2020 CSR Report, page 49. Undesired turnover rates for women: global 3.7% and U.S. 4.3%; Hispanic: 2.5%; and Native American: 2.4%. All underrepresented minorities had a 3.2% turnover rate for 2020. However, African American employees had a turnover rate of 4.7%. Comparatively, the overall undesired turnover rate was 4%.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Research indicates that companies, including Intel, can identify pain points by “measuring the outcomes of all of their people practices — from recruiting and hiring to promotions, compensation, and attrition — to evaluate where racial disparities exist.”7

The Proponent believes that Intel’s inclusion survey does not implement the Proposal.

Intel shared selected portions of its inclusion survey with the Proponent during engagement with the Proponent. The Proponent believes the Company strove to demonstrate alignment between the Proposal and its inclusion survey.

However, the survey indicators that Intel shared with the Proponent did not ask for employee opinions on racial discrimination, the need to code-switch or cover8, whether employees believe that race or ethnicity are factors in compensation or upward mobility, or if/how there is a cultural hierarchy at Intel related to race or ethnicity. In fact, out of the questions shared with the Proponent, the words “race” or “racism” are not mentioned even once. The generic questions in the survey about growth, rewards, and diversity may not be specific enough to flag cultural issues of concern.

Without explicit questions that address issues referenced in the Proposal, the Proponent believes that Intel may fail to identify manifestations of structural racism in corporate culture that may be holding Black and Brown employees back from reaching greater levels of responsibility and success.

Increased diversity in management teams has clear links to better profitability.

Numerous studies have indicated that better diversity at companies, especially in management, will lead to better profitability. McKinsey & Co. continues to report “not only that the business case remains robust but also that the relationship between diversity on executive teams and the likelihood of financial outperformance has strengthened over time.”9

McKinsey’s 2020 report “Diversity Wins” again found that companies with greater management diversity were more likely to have above-average profitability and that the greater the diversity representation, the higher the likelihood of outperformance: “in 2019, top-quartile companies outperformed those in the fourth one by 36 percent in profitability, slightly up from 33 percent in 2017 and 35 percent in 2014.”

The Proponent believes that increasing diversity in management, especially through retention and promotion of internal diverse hires, may be a key factor in the long-term profitability of the company.

Conclusion:

Structural racism permeates U.S. and corporate culture and is detrimental to the well-being of workers throughout the economy. The Proponent believes that the Company’s existing programs and policies do not address systemic racism in company culture, but that an analysis of company culture may benefit the company’s long-term health and shareholder value. The Proposal’s requests could allow the Company to fulfill its goals as stated in its opposition statement. The Proponent also believes that the company’s data speak for themselves: 2% Black representation at the executive level does not indicate an inclusive workplace.

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7 https://hbr.org/2020/06/restructure-your-organization-to-actually-advance-racial-justice

8 https://eskalera.com/covering-assimilation-and-code-switching-a-quick-guide/

9 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-wins-how-inclusion-matters#

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

We urge you to vote “FOR” proxy item #6. Please direct proposal-specific questions to Mari Schwartzer, Director of Shareholder Activism and Engagement, at mschwartzer@northstarasset.com.

Date: April 27, 2022

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Proposal on #6 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM